EXHIBIT 12

DEAN FOODS COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The table below sets forth the computation of ratios of earnings to fixed charges for the years ended December 31, 2013, 2012, 2011, 2010 and 2009:

	Year Ended December 31
	2013	2012	2011	2010	2009
	(In Thousands)
Income (loss) from continuing operations before income taxes	$283,034	$111,760	$(2,251,837)	$(2,547)	$233,543
Fixed charges:
Interest expense	200,588	150,589	177,449	177,431	184,955
Portion of rentals (33%)	41,581	42,066	44,037	47,918	47,717
Capitalized interest	(110)	2,468	1,304	1,271	1,676

Total fixed charges	242,059	195,123	222,790	226,620	234,348

Income (loss) from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$525,473	$304,415	$(2,030,351)	$222,802	$466,215

Ratio of earnings to fixed charges	2.17x	1.56x	—	0.98x	1.99x
Deficiency in the coverage of earnings to fixed charges	$—	$—	$(2,030,351)	$—	$—